Mail Stop 6010 April 25, 2007

Mr. Yun-hui Yu
President and Chief Executive Officer
Tongji Healthcare Group, Inc.
No.5 Beiji Road
Nanning, China

>   **Re: Tongji Healthcare Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed April 5, 2007**
>   **File No. 333-140645**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1 and reissue that comment. While the OTCBB website does refer to listing requirements, the first sentence under that description clarifies that OTCBB is not an issuer listing service. Please revise your prospectus throughout to delete any references to a "listing."

Risk Factors, page 5

General

2. We note your response to our prior comment 6 and reissue that comment. This concentrated of control in the company gives Mr. Yun-hui Yu and his wife substantial influence over the election of directors and the outcome of other corporate actions requiring shareholder approval. This concentration of control may materially adversely affect the trading price of your common shares due to investors' perception that conflicts of interest may exist or arise and that shareholders are unable to affect a change in management. Please add a risk factor that discusses the risks associated with the fact that Mr. Yun-hui Yu, your President, CEO and Chairman, together with his wife own a controlling interest in the company.

3. We note your response to our prior comment 7 and reissue that comment. Your reference to the existing risk factor on page 6 is insufficient. Please add a separate risk factor that addresses the risks of having a large number of authorized but unissued common stock, including the risk that your management may issue additional stock without further stockholder approval.

The Chinese health care industry is extensively regulated . . . ., page 5

4. We note your response to our prior comment 8 and reissue that comment. Please revise this risk factor to explain how a violation of material regulations would affect your business. For example, describe the impact any past violations have had on your business or provide an example of how a future violation could impact your business.

New regulations under consideration by the Chinese government . . . ., page 6

5. We note your response to our prior comments 4 and 10 and reissue those comments. Please revise this risk factor to provide a more complete description of recent PRC regulations and reforms. Your revised disclosure should refer to the new regulations or reforms, briefly describe the regulations or reforms and then describe the potential impact on your business.

We may not be able to successfully implement our growth strategies . . . ., page 6

6. We note that in the version of the prospectus filed on EDGAR, this risk factor is not presented as a separate risk factor with a subheading. Please revise the presentation.

7. We note your response to our prior comment 14 and reissue that comment in part. As you have stated that you intend to attempt to acquire other hospitals and companies involved in the healthcare industry, please discuss the specific risks involved with such acquisitions, such as issues related to integrating other businesses with your business.

The loss of our medicare accreditation . . . ., page 7

8. Please revise this risk factor to disclose the percentage of your revenue that comes from Medicare patients.

The nature and application of many PRC laws create an uncertain environment . . ., page 8

9. It is unclear how this risk differs from the risk described under "New regulations under consideration by the Chinese government, if adopted, may reduce our revenues." Please either expand the discussion to more clearly describe the risk and potential consequences or combine them into a single risk factor discussion.

Fluctuations in exchange rates could reduce our revenues. Page 9

10. We note your response to our prior comment 18 and reissue that comment. Please revise this risk factor to quantify the impact that a change in exchange rates could have on your revenues. While you do not know the degree by which exchange rates may change in the future, you can quantify the impact a change may have on the company by discussing historical rate changes or a reasonable hypothetical rate change.

Investors in this offering may have difficulty selling our shares . . . ., page 10

11. This risk factor subheading currently stands alone with no discussion of the risks. Please provide a discussion of the risks associated with the subheading.

Since shares of our common stock are subject to the "penny stock" rule . . . ., page 10

12. We note your response to our prior comment 20 and reissue that comment. Please expand your disclosure to discuss the specific legal remedies available to investors of penny stocks and how such remedies would affect the company. See Schedule 15G which outlines the specific legal remedies available to investors of penny stocks.

Management's Discussion and Analysis of Results of Operations, page 11

Accounting Estimates, page 13

13. Please disclose your accounts receivable aging for 2005 similar to that disclosed for 2006.

Liquidity and Capital Resources, page 14

14. We acknowledge your response to our comment 29 however it continues to be unclear why your accounts receivable balance increased at a rate significantly greater than revenues. We would expect these balances to increase or decrease at a similar rate. It appears that substantially all of your accounts receivable are generated from Medicare treatments. Based on the percentages disclosed on page 14 it appears that approximately $680,000 of your revenue in 2006 is from Medicare, an increase of approximately 73% over the approximately $395,000 in 2005. However, this significant increase does not fully explain the 177% increase in accounts receivable balances from December 31, 2005 to December 31, 2006. It also appears that accounts receivable at December 31, 2006 are approximately 40% of Medicare revenues generated in 2006 compared to approximately 25% for the comparable 2005 computation. Please revise your disclosure to explain the apparent deterioration of your accounts receivable collections. In this regard, please disclose whether the Medicare agencies pay on differing time schedules based on patient mix or whether you have any significant receivables from self-pay patients. Furthermore, please explain to us why the 12% increase in Medicare inpatients treated in not already included in the 12% increase in Medicare patients and to already be reflective of the difference between the two accounts.

15. You disclose that you write off bad debts if the account is more than 180 days old. In your revenue recognition policy footnote on page 9 of your financial statements you disclose that 10% of payments from the government are withheld until the end of the year. It therefore appears that 10% of fees earned early in a year may be outstanding for more than 180 days and would be written off under your disclosed policy, even though these fees may ultimately be paid by the Chinese government. Please revise your disclosure to clarify whether you write off these fees. If so, please explain why you consider these fees unrealizable if you expect reimbursement before year end.

Business, page 15

16. We note your response to our prior comment 30 and reissue that comment in part. Please expand your disclosure to include a more robust discussion of your business development. Please describe how your business was formed, including

who were the founders. Did you acquire the hospital from the Chinese government? Who initiated the transaction? Why did you decide to redomicile as a Nevada corporation?

17. We note your response to our prior comment 31 and reissue that comment in part. Please describe all the material terms of your written agreements with the Nanning municipal government and the Guangxi provincial government, including the term and termination provisions, any material fees paid or payable and exclusivity and territorial limitations.

PRC Laws and Regulations Affecting our Business, page 17

18. Your risk factor discussion on page 5 states that the healthcare industry in China is subject to extensive governmental laws and regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services, and fees for services. Please revise this discussion to provide a more detailed discussion of the laws and regulations that affect your company and its planned operations. For example, on page 6 you note that in some cases an acquisition will require the approval of various Chinese government agencies. This section should include a discussion clarifying the types of acquisitions requiring approval, the agencies that must approve such acquisitions and the factors that are considered in determining whether to grant such approval. Similarly, the discussion on page 17 indicates that your license may be revoked if you fail to meet required standards. This section should discuss the standards you must comply with to maintain your license.

Facilities, page 20

19. We note your response to our prior comment 33 and reissue that comment in part. You still refer to a lease from Tongji Healthcare Group in this section. Please revise your disclosure.

Transactions with related parties and recent sales of unregistered securities, page 23

20. We note your response to our prior comment 34 and reissue that comment. Please describe Mr. Yun-hui Yu's interest in each related party transaction. See Item 404(a)(2) of Regulation S-B. For example, please describe how Mr. Yun-hui Yu is a control person of Guangxi Tongji Medicine Co., Ltd. Is he a majority stockholder, a 100% stockholder or a director? Please also quantify the amount of lease payments made last year.

21. We refer to the agreements you have with Nanning Tongji Chain Pharmacy Co., Ltd. and Mr. Yun-hui Yu regarding advancement of funds as you discuss in

footnote 7 to the financial statements. Please describe those agreements in this section of the prospectus as well.

Notes to Consolidated Financial Statements, page 6

Note 2 – Summary of Significant Accounting Policies, page 6

Revenue Recognition, page 9

22. We acknowledge your response to our previous comment 24. Your disclosure appears to be inconsistent. On page 12 you indicate that your billing system automatically calculates the reimbursements due from the Medicare agencies and that you have no contractual allowances. In this footnote, you indicate that your contractual allowances are calculated manually and that you compare your contractual allowances to your actual payment experience. Please revise your disclosure to remove these apparent inconsistencies.

23. You disclose in the business section at page 14 that "Drugs and medications are sold only to our patients." This conflicts with your revenue recognition policy which indicates that pharmaceutical drugs are administered to inpatients and sold to those with prescription slips executed by a registered physician. Please revise your disclosures accordingly for consistency.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: William T. Hart, Esq.
        Hart & Trinen, LLP
        1624 Washington St.
        Denver, CO 80203